The Annual Meeting of Shareholders of LMP Real Estate
Income Fund Inc. was held on April 16, 2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the meeting:

Election of Directors

Nominee           Common Shares      Common Shares
Preferred Shares   Preferred Shares
                          Votes For		Votes Withheld
	Votes For      Votes Withheld

Carol Colman	 N/A			N/A			3788
	12
Leslie Gelb	10428849		71841			3788
	12
R.Jay Gerken    10435081		65609			3788
	12


At June 30, 2007, in addition to Carol L. Colman, Leslie H.
Gelb and R. Jay Gerken, the other Directors of the fund were as follows: Daniel P. Cronin, Paolo M. Cucchi, William
R. Hutchinson, Dr. Riordan Roett, and Jeswald W. Salacuse